1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 4, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Announcement

Termination of the Lock-up Agreement and the Proportional Takeover Offer

References are made to the announcements published by Aluminum Corporation of China Limited * (the "Company") and Turquoise Hill Resources Ltd. ("Turquoise Hill Resources"), formerly Ivanhoe Mines Ltd., on April 2, 2012, July 3, 2012 and August 2, 2012 (Hong Kong Time), respectively. The Company today announced the termination of the lock-up agreement entered into between the Company and Turquoise Hill Resources on April 1, 2012 (the "Lock-up Agreement") and the proportional takeover transaction contemplated thereunder.

Pursuant to the Lock-up Agreement, the Company would make a proportional takeover offer for up to 60%, but not less than 56%, of the common shares of SouthGobi Resources Ltd. (TSX: SGQ; HK: 1878, "SouthGobi") at C$8.48 per share and Turquoise Hill Resources would tender all of its shares of SouthGobi, on a pro-rata basis, to the Company.

After careful consideration, both the Company and Turquoise Hill Resources have concluded that the proposed proportional takeover transaction has minimal prospect of obtaining the necessary regulatory approvals within an acceptable timeframe. As a result, the Company and Turquoise Hill Resources have terminated the Lock-up Agreement, including the Company's obligation to make the proportional takeover offer.

The Company's original intended offer was announced on April 2, 2012 and two 30-day extensions were announced on July 3, 2012 and August 2, 2012, respectively, with the second extension set to expire on September 4, 2012.

About the Company

The Company is headquartered in Beijing and listed in Shanghai (601600.SH), Hong Kong (2600.HK) and NYSE (ACH.US) as a diversified aluminum and mining company. Apart from its integrated aluminum portfolio and the dominant position in China's aluminum industry, it has also started to penetrate other growth-oriented mining areas. The Chairman and CEO of the Company is Mr. Xiong Weiping and Mr. Luo Jianchuan is the President.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
3 September 2012

As at the date of this announcement, the members of the board of directors of the Company comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary